UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of October 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On August 22, 2016, Rosetta Genomics Ltd. (the “Company”) filed a Form 6-K announcing the receipt of a notice of rescission of conditional approval from New York State Department of Health (NYSDOH) for four of its PCR-based gene mutation assays run out of its Lake Forest, California facility.  The Company has since discontinued testing using those same assays.  Instead, the Company is exploring alternative paths to re-establish testing for these gene mutations including the potential of offering FDA-cleared versions of these assays where applicable, and revalidating these assays.  During this interim period the Company is satisfying its customer needs for this testing through third party laboratories.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: October 14, 2016	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer